Exhibit (a)(5)(iii)

July 15, 2013

Dear Valued Customer,

I am proud to share with you today that our owners, Tommy and Jim Duff, have made an offer to purchase all of the stock of Frozen Food Express. This offer has been accepted by FFE’s Board of Directors and will be recommended to their stockholders. We expect the completion of this process to take 30-60 days.

We are very excited about the implications of this acquisition for both companies. Together, KLLM and FFE will become a much stronger force in the Temperature Control Marketplace, offering more capacity at premium levels of service.

KLLM is very fortunate to have fostered solid customer relationships over our 50 years in business with many respected organizations just like yours. As this merger develops, it is our wish that we can have dialogue with you to work together to become a much larger provider to you in the future. We will continue to provide you updated information as it becomes available.

Thank you for your past support and we look forward to continuing to offer you the top tier service you have come to expect from us and much more.

Sincerely,

Jim Richards